# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yubo International Biotech Ltd, CIK 0000895464
CUSIP: 988366100
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: Room 1102, Building 2, 10 Chaoyang Park, South Road, Chaoyang District, Beijing, China (F4), 100026
Date of event which requires filing of this statement: 01/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841399

## Reporting persons
- Boao Biotech Ltd: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 19,927,660; sole dispositive power 0; shared dispositive power 19,927,660; aggregate amount beneficially owned 19,927,660 (16.6% of the class)
  Comment: (1) This percentage is based on 119,816,343 shares of Class A Common Stock outstanding as of May 13, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2025.
- CAO YULIN: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 19,927,660; sole dispositive power 0; shared dispositive power 19,927,660; aggregate amount beneficially owned 19,927,660 (16.6% of the class)
  Comment: (1) This percentage is based on 119,816,343 shares of Class A Common Stock outstanding as of May 13, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2025.

## Item 1. Issuer
Name of issuer: Yubo International Biotech Ltd
Address of issuer's principal executive offices: Room 1102, Building 2, 10 Chaoyang Park, South Road, Chaoyang District, Beijing, CHINA, 100026.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (this "13G") is being filed jointly by Boao Biotech Limited, a British Virgin Islands limited liability company ("Boao"), and Mr. Yulin Cao, an individual (together with Boao, the "Reporting Persons").

The securities reported in this 13G are held directly by Boao. Mr. Yulin Cao is the sole Director of Boao, and as such, Yulin Cao may be deemed to have voting and investment power over such securities held by Boao. Mr. Yulin Cao disclaims beneficial ownership of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent of his indirect pecuniary interest therein, if any, and this 13G shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purposes.

The Reporting Persons have previously entered into a Joint Filing Agreement, dated June 3, 2025, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file jointly this 13G and any subsequent amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
C/O Wickham's Cay II, P.O. Box 2221
Road Town, Tortola, British Virgin Islands
Citizenship:
Boao is a British Virgin Islands limited liability company.
Mr. Yulin Cao is a citizen of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Boao: 19,927,660
Yulin Cao: 19,927,660
Percent of class:
Boao: 16.6%
Yulin Cao: 16.6%

This percentage is based on 119,816,343 shares of Class A Common Stock outstanding as of May 13, 2025, as disclosed in the Issuer?s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2025.
Sole power to vote or to direct the vote:
Boao: 0
Yulin Cao: 0
Shared power to vote or to direct the vote:
Boao: 19,927,660
Yulin Cao: 19,927,660
Sole power to dispose or to direct the disposition:
Boao: 0
Yulin Cao: 0
Shared power to dispose or to direct the disposition:
Boao: 19,927,660
Yulin Cao: 19,927,660

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boao Biotech Ltd: /s/ Yulin Cao, Sole Director (06/03/2025)
- CAO YULIN: /s/ Yulin Cao, Yulin Cao (06/03/2025)